SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press releases dated January 31, 2005

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Governments and school systems turn to AMS Advantage® to further streamline their financial management and procurement needs

•	Dallas, Baltimore County and Baltimore County Public Schools to implement AMS Advantage 3

Fairfax, Virginia – January 31, 2005 – CGI-AMS, the wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), announced today that the City of Dallas, Texas, the 9th largest city in the United States, Baltimore County, the 3rd largest county in Maryland and, Baltimore County Public Schools, the 25th largest school district in the United States, will implement AMS Advantage® 3 to further streamline their business processes.

AMS Advantage 3 is a Web-based Enterprise Resource Planning (ERP) suite specifically designed for governments and school systems. It enables them to effectively and efficiently manage real-time financial transactions and business intelligence and saves governments as well as citizens both time and money.

The City of Dallas, Texas, a long-standing AMS Advantage customer, has chosen CGI-AMS’s Web-based financial management, procurement and reporting solutions. The City will manage an annual budget of approximately $2 billion with AMS Advantage.

“The City of Dallas chose AMS Advantage because it met the City’s financial management and procurement needs. AMS Advantage 3 will save the City a considerable sum of money compared to other ERP solutions,” said David Cook, chief financial officer, City of Dallas.

Baltimore County, MD and Baltimore County Public Schools also selected the AMS Advantage solution for financial management, procurement and human resources management. Collectively they will provide services to 27,000 employees, 2.5 million citizens and manage an operating budget of $2 billion dollars using the Web-based Advantage solutions.

By selecting AMS Advantage for its financial, procurement and human resources needs, Baltimore County and Baltimore County Public Schools gain consistency and parity between their organizations by eliminating redundancy and increasing access to information across their organizations.

Donna Morea, president of CGI-AMS added: “We are very pleased with the faith our customers have continued to place in our ability to provide them tools to streamline processes to help their organizations run more efficiently. Our solution gives our customers rapid access to make informed business decisions.”

CGI-AMS has more than 190 public sector clients, of which 42 have committed to implementing AMS Advantage 3. The company incorporates more than 30 years of experience and knowledge in the public sector market. AMS Advantage is a flexible, module-based solution that automates document workflow, decreases paperwork and ultimately improves customer service and facilitates decision-making. To learn more visit www.cgi-ams.com.

About CGI-AMS
CGI-AMS is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run-rate is currently CDN$3.8 billion (US$3.1 billion) and at September 30, 2004, CGI’s order backlog was CDN$13.0 billion (US$10.8 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:
CGI
Investor relations
Jane Watson, vice-president, investor relations
(416) 945-3616

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI renews IT contract with Yellow Pages Group

Montreal, Quebec, January 31, 2005 - CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB) renews its partnership with Yellow Pages Group Co. (TSX: YLO.UN), Canada's largest telephone directories publisher, for a seven-year contract. As part of the contract, CGI is responsible for all decentralized infrastructure management activity as well as applications support in Ontario and Quebec where Yellow Pages Group operates.

Pierre Turcotte, senior vice-president and general manager, Greater Montreal CGI said: “We are pleased that Yellow Pages Group has shown confidence in our ability to help them meet their strategic goals. Being flexible to our clients evolving needs is very important to us. We look forward to our future partnership by continuing to help our client win and grow.”

About CGI-AMS
CGI-AMS is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run-rate is currently CDN$3.8 billion (US$3.1 billion) and at September 30, 2004, CGI’s order backlog was CDN$13.0 billion (US$10.8 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:
CGI
Investor relations
Jane Watson, vice-president, investor relations
(416) 945-3616

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 31, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary